December 6, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: John Dana Brown

Re:	Scorpio Bulkers Inc. (“Company”)
Amended Registration Statement on Form F-1 and
Amended Registration Statement on Form F-4
Filed December 6, 2013
CIK No. 0001587264

Dear Mr. Brown,

Reference is made to the Company’s letter dated December 6, 2013 (the “Response Letter”), which sets forth the Company’s responses to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 5, 2013, which related to Amendment No. 1 to the Company’s registration statement on Form F-1 (the “F-1 Registration Statement”) and Amendment No. 1 to the Company’s registration statement on Form F-4 (the “F-4 Registration Statement”) that were publicly filed via EDGAR on November 27, 2013. Amendment No. 3 to the F-1 Registration Statement (the “Amended F-1 Registration Statement”) (File No. 333- 192246), which responds to the Staff’s comments contained in the Comment Letter, together with the Response Letter, were filed with the Commission on December 6, 2013.

In this connection, enclosed herewith is the Amended F-1 Registration Statement, marked to show changes from the Company’s F-1 Registration Statement, attached hereto as Exhibit A.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By: /s/ Edward S. Horton

Edward S. Horton